FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated March 19, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 19 March, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 19 March 2024
Unilever to accelerate Growth Action Plan

Exhibit 99

Unilever to accelerate Growth Action Plan through separation of Ice Cream and launch of productivity programme

-       Ice Cream to be separated as a standalone, world-leading business
-       Productivity programme to drive faster growth and higher margin
-       Enhanced medium-term guidance

London, 19 March 2024. Unilever today announced steps to accelerate its Growth Action Plan (GAP) through the separation of Ice Cream and the launch of a major productivity programme.

The Board believes that Unilever should be increasingly focused on a portfolio of unmissably superior brands with strong positions in highly attractive categories that have complementary operating models. This is where the company can most effectively apply its innovation, marketing and go-to-market capabilities. Ice Cream has a very different operating model, and as a result the Board has decided that the separation of Ice Cream best serves the future growth of both Ice Cream and Unilever.

Following separation, Unilever will become a simpler, more focused company, operating four Business Groups across Beauty & Wellbeing, Personal Care, Home Care and Nutrition. These Business Groups have complementary routes to market, and/or R&D, manufacturing and distribution systems, across both developed markets and Unilever's extensive emerging markets footprint.

The separation of Ice Cream will assist Unilever's management to accelerate the implementation of its GAP, announced in October 2023, which is focused on doing fewer things, better, with greater impact to drive consistent and stronger topline growth, enhance productivity and simplicity, and step up Unilever's performance culture. In addition, Unilever will continue to optimise its portfolio within the four Business Groups towards higher growth spaces and through brands with global reach or significant potential to scale.

Separation of Ice Cream

The Unilever Board is confident that the future growth potential of Ice Cream will be better delivered under a different ownership structure. Ice Cream has distinct characteristics compared with Unilever's other operating businesses. These include a supply chain and point of sale that support frozen goods, a different channel landscape, more seasonality, and greater capital intensity.

The separation of Ice Cream will create a world-leading business, operating in a highly attractive category, with brands that together delivered turnover of €7.9 billion in 2023. The business has five of the top 10 selling global ice cream brands including Wall's, Magnum and Ben & Jerry's, with exposure in both the in-home and out-of-home segments across a global footprint.

Under new leadership, Ice Cream is already making significant operational changes at pace that are expected to drive stronger performance. These include improved productivity and efficiencies, product rationalisation, and investment behind significant innovations.

As a standalone, more focused business, Ice Cream's management team will have operational and financial flexibility to grow its business, allocate capital and resources in support of the company's distinct strategy, including further optimising its manufacturing and logistics network, and developing wide-reaching, flexible, distribution channels over and above the changes that are currently under way in the business.

A demerger of Ice Cream is the most likely separation route, and in that case we expect the company to operate with a capital structure in line with comparable listed companies. Other options for separation will be considered to maximise returns for shareholders. The costs and operational dis-synergies relating to the separation of Ice Cream will be determined by the precise transaction structure chosen.

Separation activity will begin immediately, with full separation expected by the end of 2025. Further information will be provided in due course.

Launch of productivity programme

Building on the early momentum of GAP we have identified additional efficiencies that can now be accelerated. In addition to the portfolio changes, Unilever intends to launch a comprehensive productivity programme, driving focus and faster growth through a leaner and more accountable organisation, enabled by investment in technology.

The productivity programme is anticipated to deliver total cost savings of around €800 million over the next three years, more than offsetting estimated operational dis-synergies from the separation of Ice Cream. Incremental net savings from the programme beyond dis-synergies will provide flexibility for accelerated growth investments behind our brands and R&D, and support margin improvement over time. The programme will further reduce complexity and duplication through technology-led interventions, process standardisation and operational centres of excellence to drive efficiencies.

The proposed changes are expected to impact around 7,500 predominantly office-based roles globally, with total restructuring costs now anticipated to be around 1.2% of Group turnover for the next three years (up from the around 1% of Group turnover previously communicated). These proposals will be subject to consultation.

Enhanced medium-term guidance

The separation of Unilever and Ice Cream in combination with the productivity programme will ensure that Unilever's financial and management resources are focused on its strongest, global or scalable brands. These will have the capability to drive category expansion and deliver accelerated, sustainable levels of growth and improved profitability. After separating Ice Cream and implementing the productivity programme, Unilever will have a structurally higher margin. Post separation, Unilever aims to deliver mid-single digit underlying sales growth and modest margin improvement.

Ian Meakins, Chair of Unilever said: "The Board is determined to transform Unilever into a higher-growth, higher-margin business that will deliver consistently for all stakeholders. Improving our performance and sharpening our portfolio are key to delivering the improved results we believe Unilever can achieve.

"The separation of Ice Cream and the delivery of the productivity programme will help create a simpler, more focused, and higher performing Unilever. It will also create a world-leading ice cream business, with strong growth prospects and an exciting future as a standalone business."

Hein Schumacher, CEO of Unilever said: "Under the Growth Action Plan we have committed to do fewer things, better, and with greater impact. The changes we are announcing today will help us accelerate that plan, focusing our business and our resources on global or scalable brands where we can apply our leading innovation, technology and go-to-market capabilities across complementary operating models.

"Simplifying our portfolio and driving greater productivity will allow us to further unlock the potential of this business, supporting our ambition to position Unilever as a world-leading consumer goods company delivering strong, sustainable growth and enhanced profitability.

"We are committed to carrying out our productivity programme in consultation with employee representatives, and with respect and care for those of our people who are impacted."

ENDS

Enquiries

Media:
Unilever Press Office
press-office.london@unilever.com

Lucila Zambrano
+44 78 2527 3767
Lucila.zambrano@unilever.com

Jonathan Sibun
+44 77 7999 9683
Jonathan.sibun@teneo.com

Investors:
Investor Relations Team investor.relations@unilever.com

About Unilever
Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 128,000 employees and generated sales of €59.6 billion in 2023.

For more information about Unilever and our brands, please visit www.unilever.com.

Notes to editors

Important information
This announcement contains inside information. This is a public announcement pursuant to Article 17 Paragraph 1 of the European Market Abuse Regulation (596/2014), including as it forms part of UK law.

Safe Harbour
This announcement contains forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the structure, timing, impacts and other aspects of the separation of Ice Cream, Ice Cream's future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of Ice Cream, the post-separation and post-disposal structure, operating model, strategy, portfolio, performance and returns of Unilever, including but not limited to Unilever's post-separation topline growth and margin. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to obtain any approvals necessary to consummate the separation of Ice Cream, Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Ice Cream's ability to succeed as a standalone company; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a chance occurs, events, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.